[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 7, 2020

BY HAND AND BY EDGAR

Division of Corporate Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Paul Fischer
Mary Beth Breslin

Re:	NANO-X IMAGING LTD Amendment to Draft Registration Statement on Form F-1 Submitted January 14, 2020 CIK No. 0001795251

Dear Mr. Fischer and Ms. Breslin:

On behalf of NANO-X IMAGING LTD, a company organized under the laws of the State of Israel (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 27, 2020 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Mr. Paul Fischer and Ms. Mary Beth Breslin
Securities and Exchange Commission
February 7, 2020

Financial Statements
Note 6. Shareholders’ Equity, page F-13

1.
In response to comment 14, we note that since the $3,684,000 raised from third-party investors was sent directly to Six-Eye to pay for services, you concluded that the transactions should be presented as a non-cash financing activity in the statement of cash flows. Since the two transactions, the offering and the rendering of services, represent a financing activity and an operating activity, respectively, and the two separate transactions were with different parties, please further explain to us why you believe that these two transactions should not be shown gross in the statement of cash flows instead of net. Refer to ASC 230-10-45-7, 45-14, and 45-17 and 230-10-50-4.

Response

The Company reviewed its position in light of the Staff’s comment and changed the 2018 presentation on the cash flow statement to reflect the two separate transactions.

Note 8. Related Parties, page F-16

2.
Please disclose, similar to your response to comment 14, that the $3,684,000 raised from third-party investors was sent directly to Six-Eye to pay for services provided during the year ended December 31, 2018 and for services to be provided during the year ended December 31, 2019.

Response

In response to the Staff’s comment, the Company added the disclosure to note 8d.

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (212) 735-3416 or andrea.nicolas@skadden.com.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Li Xiao Kate Tillan Securities and Exchange Commission